CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2023 and 2022

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Sales	18	$158,406	$167,871	$334,059	$350,200
Cost of sales	19	126,539	135,327	261,764	254,155
Mine operating income		31,867	32,544	72,295	96,045

General and administration	20	14,587	14,820	29,533	31,742
Exploration and evaluation		547	481	589	983
Foreign exchange loss		1,960	3,080	3,532	6,050
Other expenses	21	7,050	1,016	7,055	3,412
		24,144	19,397	40,709	42,187

Operating income		7,723	13,147	31,586	53,858

Interest and finance costs, net		(3,459)	(3,727)	(6,098)	(6,508)
Gain (loss) on derivatives		244	5,853	(1,182)	1,677
		(3,215)	2,126	(7,280)	(4,831)

Income before income taxes		4,508	15,273	24,306	49,027

Income taxes
Current income tax expense		1,448	8,992	10,445	20,855
Deferred income tax (recovery) expense		(412)	4,602	(1,465)	(482)
		1,036	13,594	8,980	20,373
Net income for the period		$3,472	$1,679	$15,326	$28,654

Net income attributable to:
Fortuna shareholders		$3,137	$2,329	$14,014	$28,394
Non-controlling interest	25	335	(650)	1,312	260
		$3,472	$1,679	$15,326	$28,654

Earnings per share	17
Basic		$0.01	$0.01	$0.05	$0.10
Diluted		$0.01	$0.01	$0.05	$0.10

Weighted average number of common shares outstanding (000's)
Basic		290,761	291,937	290,503	291,765
Diluted		293,106	295,208	292,480	294,654

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Net income for the period		$3,472	$1,679	$15,326	$28,654

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(20)	(59)	(21)	(164)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		760	(3,867)	982	(5,254)
Changes in fair value of hedging instruments, net of $nil tax		(12)	-	-	70
Total other comprehensive income (loss) for the period		728	(3,926)	961	(5,348)
Comprehensive income (loss) for the period		$4,200	$(2,247)	$16,287	$23,306

Comprehensive income (loss) attributable to:
Fortuna shareholders		3,865	(1,597)	14,975	23,046
Non-controlling interest	25	335	(650)	1,312	260
		$4,200	$(2,247)	$16,287	$23,306

1 For the three and six months ended June 30, 2023, the currency translation adjustment is net of income tax expenses of $223 thousand and $275 thousand, respectively (2022 - $312 thousand and $282 thousand, respectively).

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$93,424	$80,493
Trade and other receivables	4	63,270	68,165
Inventories	5	105,067	92,033
Other current assets	6	13,249	12,021
		275,010	252,712
NON-CURRENT ASSETS
Restricted cash		907	3,967
Mineral properties and property, plant and equipment	7	1,653,353	1,567,622
Other non-current assets	8	62,233	51,923
Total assets		$1,991,503	$1,876,224

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	$110,736	$111,896
Income taxes payable		9,390	11,591
Current portion of lease obligations	11	15,601	9,416
Current portion of closure and reclamation provisions	14	2,933	2,177
		138,660	135,080
NON-CURRENT LIABILITIES
Debt	12	285,868	219,175
Deferred tax liabilities		165,902	167,619
Closure and reclamation provisions	14	55,557	51,128
Lease obligations	11	37,359	11,930
Other non-current liabilities	13	2,675	2,596
Total liabilities		686,021	587,528

SHAREHOLDERS' EQUITY
Share capital	16	1,079,259	1,076,342
Reserves		28,472	29,929
Retained earnings		152,499	138,485
Equity attributable to Fortuna shareholders		1,260,230	1,244,756
Equity attributable to non-controlling interest	25	45,252	43,940
Total equity		1,305,482	1,288,696

Total liabilities and shareholders' equity		$1,991,503	$1,876,224

Contingencies and Capital Commitments (Note 26)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022

Operating activities:
Net income for the period		$3,472	1,679	$15,326	$28,654
Items not involving cash
Depletion and depreciation		39,917	42,943	84,152	81,448
Accretion expense		1,784	1,200	3,134	2,306
Income taxes		1,036	13,594	8,980	20,373
Interest expense, net		1,674	2,529	2,937	4,205
Share-based payments, net of cash settlements		(594)	(1,083)	(897)	(1,823)
Inventory net realizable value adjustments		976	4,036	947	4,036
Write-off of mineral properties		-	-	-	2,124
Unrealized foreign exchange gain		(403)	(1,898)	(617)	(1,265)
Unrealized gain on derivatives		(1,526)	(5,974)	(164)	(2,399)
Other		81	39	203	110
Closure and reclamation payments		(239)	(64)	(445)	(110)
Changes in working capital	24	2,660	(1,610)	(10,873)	(29,687)
Cash provided by operating activities		48,838	55,391	102,683	107,972
Income taxes paid		(3,513)	(6,170)	(16,417)	(26,246)
Interest paid		(1,839)	(1,997)	(2,300)	(2,351)
Interest received		743	208	1,400	602
Net cash provided by operating activities		44,229	47,432	85,366	79,977

Investing activities:
Costs related to Chesser acquisition	27	(4,586)	-	(4,586)	-
Restricted cash		-	(910)	-	(1,412)
Additions to mineral properties and property, plant and equipment		(67,484)	(53,986)	(128,413)	(118,978)
Contractor advances on Séguéla construction		(2,496)	(3,194)	(927)	(3,194)
Other investing activities		1,328	-	1,719	9
Cash used in investing activities		(73,238)	(58,090)	(132,207)	(123,575)

Financing activities:
Proceeds from credit facility	12	40,500	20,000	65,500	60,000
Repurchase of common shares	16	-	(3,009)	-	(3,009)
Payments of lease obligations		(2,834)	(2,966)	(5,830)	(6,197)
Cash provided by financing activities		37,666	14,025	59,670	50,794
Effect of exchange rate changes on cash and cash equivalents		36	2,394	102	1,833
Increase in cash and cash equivalents during the period		8,693	5,761	12,931	9,029
Cash and cash equivalents, beginning of the period		84,731	$110,365	80,493	107,097
Cash and cash equivalents, end of the period		$93,424	$116,126	$93,424	$116,126

Cash and cash equivalents consist of:
Cash		$82,147	$67,550	$82,147	$67,550
Cash equivalents		11,277	48,576	11,277	48,576
Cash and cash equivalents, end of the period		$93,424	$116,126	$93,424	$116,126
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these financial statements.

Page | 4

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2023		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	14,014	1,312	15,326
Other comprehensive income for the period		-	-	-	-	(21)	-	982	-	-	961
Total comprehensive income for the period		-	-	-	-	(21)	-	982	14,014	1,312	16,287

Transactions with owners of the Company
Shares issued on vesting of share units		615,678	2,692	(2,692)	-	-	-	-	-	-	-
Convertible debenture conversion		45,000	225	-	-	-	-	-	-	-	225
Share-based payments	15	-	-	274	-	-	-	-	-	-	274
		660,678	2,917	(2,418)	-	-	-	-	-	-	499

Balance at June 30, 2023		290,882,649	$1,079,259	$26,432	$198	$(997)	$4,825	$(1,986)	$152,499	$45,252	$1,305,482

Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	28,394	260	28,654
Other comprehensive loss for the period		-	-	-	70	(164)	-	(5,254)	-	-	(5,348)
Total comprehensive income for the period		-	-	-	70	(164)	-	(5,254)	28,394	260	23,306

Transactions with owners of the Company
Repurchase of common shares		(924,404)	(3,009)	-	-	-	-	-	-	-	(3,009)
Shares issued on vesting of share units		802,762	2,524	(2,524)	-	-	-	-	-	-	-
Share-based payments	15	-	-	2,288	-	-	-	-	-	-	2,288
		(121,642)	(485)	(236)	-	-	-	-	-	-	(721)

Balance at June 30, 2022		291,407,688	$1,079,261	$27,199	$198	$(860)	$4,825	$(8,161)	$295,011	$54,682	$1,452,155

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, which includes information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On August 9, 2023, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These interim financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's interim financial statements.

Page | 6

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2023, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2022.

4.   TRADE AND OTHER RECEIVABLES

As at	June 30, 2023	December 31, 2022
Trade receivables from doré and concentrate sales	$17,972	$23,977
Advances and other receivables	6,599	7,443
Value added taxes recoverable	38,699	36,745
Trade and other receivables	$63,270	$68,165

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at June 30, 2023 and December 31, 2022.

5.   INVENTORIES

As at	Note	June 30, 2023	December 31, 2022
Concentrate stockpiles		$1,066	$2,161
Doré bars		6,400	4,494
Leach pad and gold-in-circuit		29,227	31,649
Ore stockpiles		50,115	52,692
Materials and supplies		57,900	44,476
Total inventories		$144,708	$135,472
Less: non-current portion	8	(39,641)	(43,439)
Current inventories		$105,067	$92,033

During the three and six months ended June 30, 2023, the Company expensed $113.7 million and $235.6 million of inventories to cost of sales (June 30, 2022 - $121.9 million and $228.0 million, respectively).

During the three and six months ended June 30, 2023, a charge of $1.0 million (June 30, 2022 - $4.0 million), including $0.6 million (June 30, 2022 - $1.5 million) related to depletion and depreciation, was recognized to reduce low grade stockpiles at Yaramoko to net realizable value.

Page | 7

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

6.   OTHER CURRENT ASSETS

As at	June 30, 2023	December 31, 2022
Prepaid expenses	8,567	11,180
Income tax recoverable	4,576	718
Other	106	123
Other current assets	$13,249	$12,021

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
Additions	44,896	31,398	46,958	40,223	163,475
Changes in closure and reclamation provision	1,896	1,091	-	184	3,171
Disposals	-	-	-	(1,351)	(1,351)
Transfers	(1,077)	-	(6,441)	7,517	-
Balance as at June 30, 2023	$912,714	$744,758	$195,164	$751,354	$2,603,990
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Disposals	-	-	-	(1,300)	(1,300)
Depletion and depreciation	45,212	-	-	35,650	80,862
Balance as at June 30, 2023	$551,480	$-	$-	$399,157	$950,637
Net Book Value as at June 30, 2023	$361,234	$744,758	$195,164	$352,197	$1,653,353

During the three months and six months ended June 30, 2023, the Company capitalized $3.7 million and $6.5 million, respectively, of interest related to the construction of the Séguéla Mine (year ended December 31, 2022 - $3.3 million).

As at June 30, 2023, non-depletable mineral properties include $29.7 million of exploration and evaluation assets (December 31, 2022 - $26.4 million).

During the six months ended June 30, 2023, mining equipment arrived at site and was placed into use at the

Séguéla Mine as part of a mining services contract. As a result, the Company recognized a right of use asset of $31.6 million.

As at June 30, 2023, property, plant and equipment includes right-of-use assets with a net book value of $55.0 million (December 31, 2022 - $21.5 million). Related depletion and depreciation for the three and six months was $2.4 million and $4.8 million, respectively (year ended December 31, 2022 - $9.5 million).

Page | 8

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	74,301	35,468	117,860	14,255	241,884
Changes in closure and reclamation provision	(10,024)	5,238	-	(235)	(5,021)
Disposals	(372)	(5,502)	-	(3,313)	(9,187)
Transfers	44,982	(42,598)	(20,972)	18,588	-
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,970)	(1,970)
Impairment	117,237	-	-	65,605	182,842
Depletion and depreciation	113,571	-	-	77,966	191,537
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Net Book Value as at December 31, 2022	$360,731	$712,269	$154,647	$339,975	$1,567,622

8.   OTHER NON-CURRENT ASSETS

As at	Note	June 30, 2023	December 31, 2022
Ore stockpiles	5	$39,641	$43,439
Value added tax recoverable		13,339	3,642
Income tax recoverable		1,196	1,137
Other		8,057	3,705
Total other non-current assets		$62,233	$51,923

9.   TRADE AND OTHER PAYABLES

As at	Note	June 30, 2023	December 31, 2022
Trade accounts payable		$74,283	$72,571
Payroll and related payables		20,277	22,967
Mining royalty payable		1,328	2,476
Other payables		9,916	7,794
Derivative liabilities		87	270
Share units payable	15(a)(b)(c)	4,845	5,818
Total trade and other payables		$110,736	$111,896

10.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2023, and 2022:

(a)    Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries and benefits	$1,985	$3,720	$4,814	$6,979
Directors fees	207	238	414	540
Consulting fees	17	17	33	35
Share-based payments	565	(3,535)	1,825	2,963
	$2,774	$440	$7,086	$10,517

Page | 9

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the three and six months ended June 30, 2023, and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

11.   LEASE OBLIGATIONS

	Minimum lease payments
As at	June 30, 2023	December 31, 2022
Less than one year	$20,109	$11,343
Between one and five years	39,863	14,044
More than five years	7,708	5,806
	67,680	31,193
Less: future finance charges	(14,720)	(9,847)
Present value of lease obligations	52,960	21,346
Less: current portion	(15,601)	(9,416)
Non-current portion	$37,359	$11,930

12.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2021	$117,082	$40,407	$157,489
Convertible debenture conversion	-	(60)	(60)
Drawdown	80,000	-	80,000
Transaction costs	(688)	-	(688)
Amortization of discount	626	1,808	2,434
Payments	(20,000)	-	(20,000)
Balance at December 31, 2022	177,020	42,155	219,175
Convertible debenture conversion	-	(225)	(225)
Drawdown	65,500	-	65,500
Amortization of discount	453	965	1,418
Balance at June 30, 2023	$242,973	$42,895	$285,868

As at June 30, 2023, the Company was in compliance with all of the covenants under the Credit Facility, as outlined in the Company’s most recent annual financial statements.

13.   OTHER NON-CURRENT LIABILITIES

As at	Note	June 30, 2023	December 31, 2022
Restricted share units	15(b)	$1,358	$1,490
Other		1,317	1,106
Total other non-current liabilities		$2,675	$2,596

Page | 10

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2022	$13,956	$7,670	$11,514	$13,375	$6,790	$53,305
Changes in estimate	967	(777)	1,548	342	1,091	3,171
Reclamation expenditures	(371)	(74)	-	-	-	(445)
Accretion	407	354	243	272	134	1,410
Effect of changes in foreign exchange rates	-	1,049	-	-	-	1,049
Balance as at June 30, 2023	14,959	8,222	13,305	13,989	8,015	58,490
Less: Current portion	(2,261)	(672)	-	-	-	(2,933)
Non-current portion	$12,698	$7,550	$13,305	$13,989	$8,015	$55,557

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(1,235)	(493)	(8,666)	135	5,238	(5,021)
Reclamation expenditures	(503)	(120)	-	-	-	(623)
Accretion	796	682	541	345	-	2,364
Effect of changes in foreign exchange rates	-	473	-	-	-	473
Balance as at December 31, 2022	13,956	7,670	11,514	13,375	6,790	53,305
Less: Current portion	(1,577)	(600)	-	-	-	(2,177)
Non-current portion	$12,379	$7,070	$11,514	$13,375	$6,790	$51,128

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Undiscounted uninflated estimated cash flows	$15,823	$9,542	$14,791	$14,305	$8,439	$62,900
Discount rate	5.59%	8.67%	3.81%	4.49%	3.81%
Inflation rate	3.50%	5.10%	2.20%	4.20%	2.45%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.   SHARE BASED PAYMENTS

During the three and six months ended June 30, 2023, the Company recognized share-based payments of $1.2 million and $3.3 million, respectively, (June 30, 2022 - $0.4 million and $3.9 million, respectively) related to the amortization of deferred, restricted and performance share units and $nil and $nil (June 30, 2022 – $nil and $0.1 million, respectively) related to amortization of stock options.

Page | 11

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2021	805,055	$3,137
Granted	117,643	452
Changes in fair value	-	(121)
Outstanding, December 31, 2022	922,698	3,468
Granted	125,802	431
Changes in fair value	-	(486)
Outstanding, June 30, 2023	1,048,500	$3,413

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2021	1,859,139	$5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(1,256,288)	(5,737)	-
Vested and paid out in shares	-	-	(665,305)
Transferred from equity to cash settled	413,864	-	(413,864)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(260,870)	-	(15,111)
Changes in fair value and vesting	-	(1,190)	-
Outstanding, December 31, 2022	1,948,709	3,840	705,855
Granted	1,716,286	5,887	-
Units paid out in cash	(738,784)	(3,045)	-
Vested and paid out in shares	-	-	(297,275)
Forfeited or cancelled	(95,182)	-	(2,093)
Changes in fair value and vesting	-	(3,892)	-
Outstanding, June 30, 2023	2,831,029	2,790	406,487
Less: current portion		(1,432)
Non-current portion		$1,358

Page | 12

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2021	515,008	$3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(434,007)
Transferred from equity to cash settled	168,452	-	(168,452)
Units paid out in cash	(683,460)	(3,882)	-
Vested and paid out in shares	-	-	(228,740)
Changes in fair value and vesting	-	778	-
Outstanding, December 31, 2022	-	-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(128,013)
Transferred from equity to cash settled	340,236	-	(340,236)
Units paid out in cash	(340,236)	(1,240)	-
Vested and paid out in shares	-	-	(318,403)
Change in fair value and vesting	-	1,240	-
Outstanding, June 30, 2023	-	$-	1,896,991

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2023, a total of 2,950,529 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2021	1,249,383	$5.88
Expired unexercised	(612,565)	6.16
Outstanding, December 31, 2022	636,818	5.62
Expired unexercised	(509,468)	6.21
Outstanding, June 30, 2023	127,350	$3.22
Vested and exercisable, December 31, 2022	636,818	$5.62
Vested and exercisable, June 30, 2023	127,350	$3.22

16.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 28, 2023, the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company can purchase up to five percent of its outstanding common shares.  Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2023 and will expire on the earlier of May 1, 2024; the

Page | 13

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the three and six months ended June 30, 2023, the Company did not purchase any of its outstanding common shares. During the three and six months ended June 30, 2022, the Company acquired and cancelled 924,404 common shares through its previous program at an average cost of $3.25 per share for a total cost of $3.0 million.

17.    EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Basic:
Net income attributable to Fortuna shareholders	$3,137	$2,329	$14,014	$28,394
Weighted average number of shares (000's)	290,761	291,937	290,503	291,765
Earnings per share - basic	$0.01	$0.01	$0.05	$0.10

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Diluted:
Net income attributable to Fortuna shareholders	$3,137	$2,329	$14,014	$28,394
Diluted net income for the period	$3,137	$2,329	$14,014	$28,394

Weighted average number of shares (000's)	290,761	291,937	290,503	291,765
Incremental shares from dilutive potential shares	2,345	3,271	1,977	2,889
Weighted average diluted number of shares (000's)	293,106	295,208	292,480	294,654
Earnings per share - diluted	$0.01	$0.01	$0.05	$0.10

For the three and six months ended June 30, 2023, nil (June 30, 2022 - 509,468) out of the money options, and 9,143,000 (June 30, 2022 - 9,188,000) potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

18.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended June 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$29,815	$-	$-	$29,815
Silver-lead concentrates	17,206	-	-	-	17,206
Zinc concentrates	10,513	-	-	-	10,513
Gold doré	-	-	51,994	51,275	103,269
Provisional pricing adjustments	(2,066)	(331)	-	-	(2,397)
Sales to external customers	$25,653	$29,484	$51,994	$51,275	$158,406

	Three months ended June 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$44,868	$-	$-	$44,868
Silver-lead concentrates	11,361	-	-	-	11,361
Zinc concentrates	15,101	-	-	-	15,101
Gold doré	-	-	57,158	45,946	103,104

Page | 14

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Provisional pricing adjustments	(1,254)	(5,309)	-	-	(6,563)
Sales to external customers	$25,208	$39,559	$57,158	$45,946	$167,871

	Six months ended June 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$71,868	$-	$-	$71,868
Silver-lead concentrates	29,838	-	-	-	29,838
Zinc concentrates	23,065	-	-	-	23,065
Gold doré	-	-	103,232	107,229	210,461
Provisional pricing adjustments	(1,496)	323	-	-	(1,173)
Sales to external customers	$51,407	$72,191	$103,232	$107,229	$334,059

	Six months ended June 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$89,122	$-	$-	$89,122
Silver-lead concentrates	25,635	-	-	-	25,635
Zinc concentrates	27,447	-	-	-	27,447
Gold doré	-	-	111,305	101,389	212,694
Provisional pricing adjustments	(1,059)	(3,639)	-	-	(4,698)
Sales to external customers	$52,023	$85,483	$111,305	$101,389	$350,200

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Customer 1	$51,275	$45,945	$107,229	$101,389
Customer 2	51,995	57,158	103,232	111,305
Customer 3	25,653	25,208	51,407	52,023
Customer 4	16,657	22,806	37,053	31,304
Customer 5	12,826	14,240	35,138	28,639
Customer 6	-	2,514	-	25,540
	$158,406	$167,871	$334,059	$350,200

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

During the three and six months ended June 30, 2023, the Company executed forward sale and collar contracts for forecasted gold sales, in accordance with the temporary restrictions under the Credit Facility, as outlined in the most recent audited consolidated annual financial statements for the year ended December 31, 2022.

During the three and six months ended June 30, 2023, the Company recognized $1.4 million and $1.4 million of realized losses on the settlement of forward sale and collar contracts (June 30, 2022 - $0.6 million and $1.2 million realized losses), and $1.6 million and $0.3 million unrealized gains from changes in the fair value of the open positions (June 30, 2022 - $6.4 million and 2.9 million unrealized gains).

Page | 15

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.   COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Direct mining costs	$63,091	$67,199	$130,094	$126,767
Salaries and benefits	14,748	11,493	29,681	22,256
Workers' participation	165	490	627	1,831
Depletion and depreciation	39,893	43,506	84,034	81,683
Royalties and other taxes	8,495	8,603	17,206	17,582
Other	147	4,036	122	4,036
Cost of sales	$126,539	$135,327	$261,764	$254,155

For the three and six months ended June 30, 2023, depletion and depreciation includes $2.1 million and $4.4 million, respectively, of depreciation related to right-of-use assets (June 30, 2022 - $2.3 million and $4.5 million, respectively).

20.   GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
General and administration	$13,437	$14,340	$26,173	$27,384
Workers' participation	26	120	98	382
	13,463	14,460	26,271	27,766
Share-based payments	1,124	360	3,262	3,976
General and administration	$14,587	$14,820	$29,533	$31,742

21.   OTHER EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Write-off of mineral properties	$-	$-	$-	$2,124
(Gain) loss on disposal of property, plant, and equipment	(6)	68	56	568
Other expenses (income)	7,056	948	6,999	720
	$7,050	$1,016	$7,055	$3,412

Other expenses for the period consisted of $2.8 million related to a new agreement with the workers’ union at San Jose, $1.5 million related to stand-by and maintenance costs during the work stoppage at San Jose, and $2.0 million at Yaramoko for stand-by and maintenance costs during underground work stoppage. Yaramoko also incurred a $1.0 million administrative penalty payable to the Ministry of Mines.

22.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

Page | 16

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended June 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,995	$51,275	$-	$29,483	$25,653	$-	$158,406
Cost of sales before depreciation and depletion	(28,407)	(22,073)	-	(20,835)	(15,331)	-	(86,646)
Depreciation and depletion in cost of sales	(11,873)	(16,280)	-	(8,531)	(3,209)	-	(39,893)
General, and administration	(2,525)	(609)	16	(1,741)	(1,385)	(8,343)	(14,587)
Other (expenses) income	(1,442)	(2,899)	(64)	(4,646)	(3)	(503)	(9,557)
Finance items	(716)	(243)	(873)	(180)	21	(1,224)	(3,215)
Segment income (loss) before taxes	7,032	9,171	(921)	(6,450)	5,746	(10,070)	4,508
Income taxes	(810)	(1,968)	-	3,945	(635)	(1,568)	(1,036)
Segment income (loss) after taxes	$6,222	$7,203	$(921)	$(2,505)	$5,111	$(11,638)	$3,472

	Three months ended June 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$57,158	$45,947	$-	$39,559	$25,207	$-	$167,871
Cost of sales before depreciation and depletion	(26,222)	(29,614)	-	(23,160)	(12,825)	-	(91,821)
Depreciation and depletion in cost of sales	(15,104)	(14,626)	-	(9,318)	(4,458)	-	(43,506)
General and administration	(2,580)	(472)	(95)	(1,775)	(1,286)	(8,612)	(14,820)
Other (expenses) income	(637)	(3,760)	(225)	(317)	(27.00)	389	(4,577)
Finance items	(523)	(160)	(558)	28	4,675	(1,336)	2,126
Segment income (loss) before taxes	12,091	(2,685)	(878)	5,017	11,286	(9,559)	15,273
Income taxes	(1,005)	(1,516)	-	(1,369)	(5,970)	(3,734)	(13,594)
Segment income (loss) after taxes	$11,086	$(4,201)	$(878)	$3,648	$5,316	$(13,293)	$1,679

	Six months ended June 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$103,232	$107,229	$-	$72,191	$51,407	$-	$334,059
Cost of sales before depreciation and depletion	(56,940)	(49,569)	-	(43,445)	(27,776)	-	(177,730)
Depreciation and depletion in cost of sales	(25,065)	(33,647)	-	(18,444)	(6,878)	-	(84,034)
General and administration	(4,542)	(1,498)	(86)	(3,639)	(2,625)	(17,143)	(29,533)
Other (expenses) income	(2,419)	1,449	(146)	(5,717)	(74)	(4,269)	(11,176)
Finance items	(1,387)	(445)	(965)	(919)	113	(3,677)	(7,280)
Segment income (loss) before taxes	12,879	23,519	(1,197)	27	14,167	(25,089)	24,306
Income taxes	(1,643)	(3,349)	-	2,225	(2,980)	(3,233)	(8,980)
Segment income (loss) after taxes	$11,236	$20,170	$(1,197)	$2,252	$11,187	$(28,322)	$15,326

	Six months ended June 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$111,305	$101,389	$—	$85,483	$52,023	$—	$350,200
Cost of sales before depreciation and depletion	(49,393)	(53,628)	—	(43,772)	(25,679)	—	(172,472)
Depreciation and depletion in cost of sales	(27,801)	(28,653)	—	(17,605)	(7,624)	—	(81,683)
General and administration	(4,518)	(882)	(172)	(3,656)	(2,484)	(20,030)	(31,742)
Other (expenses) income	(1,272)	(4,493)	(945)	(3,900)	(527)	693	(10,445)
Finance items	(735)	(423)	(727)	(496)	(767)	(1,683)	(4,831)
Segment income (loss) before taxes	27,586	13,310	(1,844)	16,054	14,942	(21,020)	49,027
Income taxes	(1,917)	(4,945)	405	(4,334)	(4,944)	(4,638)	(20,373)
Segment income (loss) after taxes	$25,669	$8,365	$(1,439)	$11,720	$9,998	$(25,658)	$28,654

Page | 17

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at June 30, 2023	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$501,232	$195,020	$931,882	$159,110	$147,512	$56,747	$1,991,503
Total liabilities	$44,786	$47,808	$213,272	$23,368	$45,303	$311,484	$686,021
Capital expenditures[1]	$21,718	$28,259	$95,838	$10,431	$7,229	$-	$163,475
[1] Capital expenditures are on an accrual basis for the six months ended June 30, 2023

As at December 31, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$499,937	$182,621	$833,179	$187,898	$142,385	$30,204	$1,876,224
Total liabilities	$44,152	$47,122	$173,082	$30,381	$49,143	$243,648	$587,528
Capital expenditures[1]	$23,048	$54,137	$118,644	$24,397	$19,610	$2,047	$241,884
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2022

23.   FAIR VALUE MEASUREMENTS

During the three and six months ended June 30, 2023, and 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 18

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
June 30, 2023	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$80	$-	$-	$80	$80	$-	$-	$-
Trade receivables concentrate sales	-	14,925	-	14,925	-	14,925	-	-
	$80	$14,925	$-	$15,005	$80	$14,925	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$93,424	$93,424	$-	$-	$-	$93,424
Trade receivables doré sales	-	-	3,047	3,047	-	-	-	3,047
Other receivables	-	-	6,599	6,599	-	-	-	6,599
	$-	$-	$103,070	$103,070	$-	$-	$-	$103,070

Financial liabilities measured at Fair Value
Metal forward sale and collar contracts liability	$-	$(87)	$-	$(87)	$-	$(87)	$-	$-
	$-	$(87)	$-	$(87)	$-	$(87)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(74,283)	$(74,283)	$-	$-	$-	$(74,283)
Payroll payable	-	-	(20,277)	(20,277)	-	-	-	(20,277)
Credit facilities	-	-	(242,973)	(242,973)	-	(245,500)	-	-
Convertible debentures	-	-	(42,895)	(42,895)	-	(43,429)	-	-
Other payables	-	-	(65,378)	(65,378)	-	-	-	(65,378)
	$-	$-	$(445,806)	$(445,806)	$-	$(288,929)	$-	$(159,938)

Page | 19

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	21,455	-	21,455	-	21,455	-	-
Fuel hedge contracts asset	-	18	-	18	-	18	-	-
	$78	$21,473	$-	$21,551	$78	$21,473	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$80,493	$80,493	$-	$-	$-	$80,493
Trade receivables doré sales	-	-	2,522	2,522	-	-	-	2,522
Other receivables	-	-	7,443	7,443	-	-	-	7,443
	$-	$-	$90,458	$90,458	$-	$-	$-	$90,458

Financial liabilities measured at Fair Value
Foreign exchange forward contracts liability	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-
	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(72,571)	$(72,571)	$-	$-	$-	$(72,571)
Payroll payable	-	-	(22,967)	(22,967)	-	-	-	(22,967)
Credit facilities	-	-	(177,020)	(177,020)	-	(180,000)	-	-
Convertible debentures	-	-	(42,155)	(42,155)	-	(46,138)	-	-
Other payables	-	-	(31,519)	(31,519)	-	-	-	(31,519)
	$-	$-	$(346,232)	$(346,232)	$-	$(226,138)	$-	$(127,057)

Page | 20

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Trade and other receivables	$5,712	$13,563	$(3,708)	$3,447
Prepaid expenses	1,807	1,350	2,805	2,404
Inventories	(11,381)	(1,561)	(15,040)	(10,918)
Trade and other payables	6,522	(14,962)	5,070	(24,620)
Total changes in working capital	$2,660	$(1,610)	$(10,873)	$(29,687)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2021	$117,082	$40,407	$29,405
Loss on debt modifications	-	-	(729)
Additions	80,000	-	2,774
Terminations	-	-	(661)
Conversion of debenture	-	(60)	-
Interest	626	1,808	2,623
Payments	(20,000)	-	(12,209)
Transaction costs	(688)	-	-
Foreign exchange	-	-	143
As at December 31, 2022	177,020	42,155	21,346
Additions	65,500	-	35,595
Terminations	-	-	(21)
Conversion of debenture	-	(225)	-
Interest	453	965	1,627
Payments	-	-	(5,830)
Foreign exchange	-	-	243
As at June 30, 2023	$242,973	$42,895	$52,960

The significant non-cash financing and investing transactions during the three and six months ended June 30, 2023 and 2022 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mineral properties, plant and equipment changes in closure and reclamation provision	$211	$759	$(3,171)	$1,498
Additions to right of use assets	$(3,560)	$(338)	$(35,595)	$(1,151)
Share units allocated to share capital upon settlement	$2,171	$1,164	$2,692	$2,524

25.  NON-CONTROLLING INTEREST

As at June 30, 2023, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totaled $4.2 million. The income attributable to the NCI for the three and six months ended June 30, 2023, totaling $0.7 million and $1.9 million, is based on the net income for Yaramoko.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at June 30, 2023, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totaled $41.1 million. The loss attributable to the NCI for the three and six months ended June 30, 2023, totaling $0.3 million and $0.5 million, is based on the net loss for Séguéla.

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma Mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2023, the Company provided a bank letter of guarantee of $11.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.8 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2024, and September 17, 2023, respectively.

(c)    Other Commitments

As at June 30, 2023, the Company had capital commitments of $13.8 million, $0.8 million and $0.4 million for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

Burkina Faso

The Company entered into an agreement with a service provider at the Yaramoko Mine wherein if the Company terminates the agreement prior to the end of its term, in December 2023, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at June 30, 2023 it would have been subject to an early termination payment of $0.3 million.

Côte d’Ivoire

As of June 30, 2023, the Company had capital commitments of $2.1 million for the construction of the Séguéla Mine and other works, with $1.7 million expected to be expended within one year.

The Company entered into an agreement with a service provider at the Séguéla Mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on June 30, 2023, and elected not to purchase the service provider’s equipment, it would have been

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

subject to an early termination payment of $18.0 million. If the Company had terminated the agreement on June 30, 2023, and elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company applied to the Peruvian tax court to appeal the assessment. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at June 30, 2023, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 8).

The Company was assessed $0.8 million (2.8 million Peruvian soles), including interest and penalties of $0.5 million (1.7 million Peruvian soles), for the 2011 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from intercompany transactions.  The Company applied to the Peruvian tax court to appeal the assessment. On May 14, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $3.2 million

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(810 million Argentine Pesos), excluding related accrued interest of approximately $1.1 million (277 million Argentine Pesos).

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes which were due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021, which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, income tax will not be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the three instalments due in 2022.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

27.   PROPOSED TRANSACTION

On May 8, 2023, the Company announced it had entered into a Scheme Implementation Deed with Chesser Resources Limited (“Chesser”) (ASX: CHZ), as amended on June 28, 2023, under which the Company proposes to acquire all of the issued and outstanding shares of Chesser (the “Proposed Chesser Acquisition”) by way of a court-approved Scheme of Arrangement pursuant to the Australian Corporations Act.  Under the terms of the Proposed Chesser Acquisition, the Chesser shareholders will receive 0.0248 of a common share of Fortuna for each Chesser share held, and Chesser will become a wholly-owned subsidiary of the Company.  As part of the Proposed Chesser Acquisition, Fortuna has also entered into a secured bridging loan agreement with Chesser, pursuant to which the Company agreed to advance to Chesser up to Aus$3 million (which has been drawn down in full) to assist with Chesser’s transaction costs and for general corporate purposes during transaction implementation. The Proposed Chesser Acquisition is subject to approval by the Federal Court of Australia, the shareholders of Chesser and other customary conditions and regulatory approvals and is expected to close in the third quarter of 2023. The Proposed Chesser Acquisition is expected to be accounted for as an acquisition of an asset, and as of the balance sheet date

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

the Company has capitalized $4.6 million related to acquisition costs and consideration exchanged ($2.6 million in transaction costs and $2.0 million for the bridge loan).

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